# SMOOVE XPERIENCE INC.

## CONSOLIDATED FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2021 AND 2020
## *(Unaudited)*

*(Expressed in United States Dollars)*

**INDEX TO CONSOLIDATED FINANCIAL STATEMENTS**

(UNAUDITED)

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**


To the Board of Directors of
Smoove Xperience Inc.,
Covina, California


We have reviewed the accompanying consolidated financial statements of Smoove Xperience Inc., and its subsidiary Smoove Xperience PTE. LTD., (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2021 and December 31, 2020, and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the for the period from Inception (September 2, 2020) to December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Consolidated Financial Statements**

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.


*SetApart FS*

February 25, 2022
Los Angeles, California

**SMOOVE XPERIENCE INC.**
**CONSOLIDATED BALANCE SHEETS**
**(UNAUDITED)**

| As of December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & cash equivalents | $ | 82,736 | $ | 44,361 |
| Accounts receivable | | 38,112 | | - |
| Due from related parties | | - | | 199,318 |
| **Total current assets** | | **120,848** | | **243,679** |
| | | | | |
| Intangible assets | | 1,047,134 | | 128,502 |
| Property and equipment | | 6,130 | | - |
| Other assets | | 6,875 | | 70 |
| **Total assets** | $ | **1,180,987** | $ | **372,251** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts payable | $ | 96,132 | $ | - |
| Accrued expenses | | 81,777 | | - |
| Due to related parties | | 29,118 | | - |
| **Total current liabilities** | | **207,027** | | **-** |
| | | | | |
| **Total liabilities** | $ | **207,027** | $ | **-** |
| | | | | |
| **STOCKHOLDERS EQUITY** | | | | |
| Common Stock | | - | | - |
| Additional Paid In Capital | | 2,144,788 | | 466,748 |
| Retained earnings/(Accumulated Deficit) | | (1,174,956) | | (90,650) |
| Foreign Currency Adjustment | | 4,128 | | (3,847) |
| **Total stockholders' equity** | | **973,960** | | **372,251** |
| | | | | |
| **Total liabilities and stockholders' equity** | $ | **1,180,987** | $ | **372,251** |

*See accompanying notes to financial statements.*

SMOOVE XPERIENCE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

| **For Fiscal Year Ended December 31,** | | **2021** | | **2020** |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| Net revenue | $ | 1,182,588 | $ | - |
| Cost of revenue | | 990,019 | | - |
| Gross profit | | 192,569 | | - |
| | | | | |
| Operating expenses | | | | |
| General and administrative | | 1,095,419 | | 86,094 |
| Research and development | | 28,579 | | 74 |
| Sales and marketing | | 152,877 | | 4,482 |
| Total operating expenses | | 1,276,875 | | 90,650 |
| | | | | |
| Operating income/(loss) | | (1,084,306) | | (90,650) |
| | | | | |
| Interest expense | | - | | - |
| Other Loss/(Income) | | - | | - |
| Income/(Loss) before provision for income taxes | | (1,084,306) | | (90,650) |
| | | | | |
| Provision/(Benefit) for income taxes | | - | | - |
| **Net income/(Net Loss)** | **$** | **(1,084,306)** | **$** | **(90,650)** |
| | | | | |
| Foreign Currency Adjustment | | (4,128) | | 3,847 |
| **Comprehensive income/(Loss)** | **$** | **(1,080,178)** | **$** | **(94,497)** |

*See accompanying notes to financial statements.*

**SMOOVE XPERIENCE INC.**
**CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**
**(UNAUDITED)**

| (in , $US) | Common Stocks | | Additional Paid In Capital | Retained earnings/ (Accumulated Deficit) | Currency translation adjustment | Total Shareholder Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| **Inception date (September 2, 2020)** | 10,000,000 | $    - | $         725 | $         - | $         - | $         725 |
| Issuance of shares | 1,000,000 | - | 466,023 | - | - | 466,023 |
| Net income/(loss) | - | - | - | (90,650) | (3,847) | (94,497) |
| **Balance—December 31, 2020** | **11,000,000** | **$    -** | **$    466,748** | **$    (90,650)** | **$    (3,847)** | **$    372,251** |
| Issuance of shares | 2,618,037 | - | 1,678,040 | | - | 1,678,040 |
| Net income/(loss) | - | - | - | (1,084,306) | 7,975 | (1,076,331) |
| **Balance—December 31, 2021** | **13,618,037** | **$    -** | **$    2,144,788** | **$    (1,174,956)** | **$    4,128** | **$    973,960** |

*See accompanying notes to financial statements.*

**SMOOVE XPERIENCE INC.**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (1,084,306) | $ | (90,650) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Amortization of intangibles | | 214,052 | | - |
| Depreciation of property, plant and equipment | | 1,967 | | - |
| Changes in operating assets and liabilities: | | | | |
| Accounts receivable | | (38,112) | | - |
| Accounts payable | | 96,894 | | |
| Prepaid expenses | | (6,805) | | 70 |
| Accrued expenses | | 81,777 | | - |
| Due to/from related parties | | 228,436 | | (199,318) |
| **Net cash provided/(used) by operating activities** | | **(506,098)** | | **(289,898)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of property and equipment | | (8,097) | | - |
| Purchases of intangible assets | | (1,125,470) | | (131,764) |
| **Net cash provided/(used) in investing activities** | | **(1,133,567)** | | **(131,764)** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Capital distribution | | - | | - |
| Capital contribution | | 1,678,040 | | 466,023 |
| **Net cash provided/(used) by financing activities** | | **1,678,040** | | **466,023** |
| | | | | |
| Change in cash | | 38,375 | | 44,361 |
| Cash—beginning of year | | 44,361 | | - |
| **Cash—end of year** | $ | **82,736** | $ | **44,361** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | - | $ | - |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | $ | - | $ | - |
| Issuance of equity in return for accrued payroll and other liabilities | $ | - | $ | - |

*See accompanying notes to financial statements.*

## 1.    NATURE OF OPERATIONS

Smoove Xperience Inc., (the "Company") was incorporated on October 20, 2021 in the state of Delaware.  Smoove Xperience Pte. Ltd. was founded on September 2, 2020 ("Inception") in Singapore. The consolidated financial statements (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").  The Company's headquarters are located in Covina, California and the subsidiaries operate in Singapore.

On November 16, 2021, the Company entered into a share exchange agreement and with a related entity, Smoove Xperience Pte. Ltd.  Pursuant to the agreement, the Company acquired all of the issued and outstanding ordinary shares of Smoove Xperience Pte. Ltd. The shareholders of Smoove Xperience Pte. Ltd. agreed to transfer to the Company all of the issued and outstanding shares of Smoove Xperience Pte. Ltd in exchange for the issuance to each of the shareholders a number of shares equal to each shareholders' percentage in Smoove Xperience Pte. Ltd, of the Company's common stock.   As a result of the transaction, Smoove Xperience Pte. Ltd. became a wholly-owned subsidiary of the Company. As the transaction occurred between two entities under common control, the accompanying financial statements have been presented retroactively to represent the consolidated results since Inception.

The Company was formed as an online marketplace for travel services, as well as for the development of e-commerce applications and top-up credit services. Smoove Xperience team built a social travel app to help travelers with everything they will need to easily travel smoothly around the world.

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Consolidation**

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.  The financial statements include the results of Smoove Xperience Inc., Smoove Xperience Pte. Ld and Smoove Xperience Singapore Pte Ltd., a Singapore company which is the subsidiary of Smoove Xperience Pte. Ltd.

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical Xperience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

| Category | Useful Life |
|---|---|
| Furniture | 3-5 years |
| Equipment | 3-5 years |
| Other | 3-5 years |

**Intangible Assets**

Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include licenses and software and are amortized over the period of five years.

**Impairment of Long-Lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

Smoove Xperience PTE. LTD. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

**Revenue Recognition**

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

Identification of performance obligations in the contract: performance obligations consist of a promise in a contract (written or oral) with a customer to transfer either a good or service (or a bundle of goods or services) that is distinct, or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from providing a platform for travel helping travelers with everything they will need to easily travel smoothly around the world.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and December 31, 2020 amounted to $152,877 and $4,482 respectively, which is included in sales and marketing expenses.

**Research and Development Costs**

Costs incurred in the research and development of the Company's products are expensed as incurred.

## Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

## Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 25, 2022, which is the date the financial statements were issued.

## Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, compensation – stock compensation, to expand the scope of Topic 718, compensation – stock compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC.

Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables, accounts payable consist primarily of trade payables, accrued expenses comprise primarily wages and salaries accruals while other assets refer to prepaids and deposits.

## 4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

| **As of Year Ended December 31,** | **2021** | **2020** |
|---|---|---|
| Equipment | $ 8,097 | $ - |
| **Property and Equipment, at Cost** | **8,097** | **-** |
| Accumulated depreciation | (1,967) | - |
| **Property and Equipment, Net** | **$ 6,130** | **$ -** |

Depreciation expenses for property and equipment for the years ended December 31, 2021, and December 31, 2020, amounted to $1,967 and $0 respectively.

## 5. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible assets consist of:

| **As of Year Ended December 31,** | **2021** | **2020** |
|---|---|---|
| Software | $ 1,261,186 | $ 128,502 |
| **Intengible assets, at Cost** | **1,261,186** | **128,502** |
| Accumulated amortization | (214,052) | - |
| **Intangible assets, Net** | **$ 1,047,134** | **$ 128,502** |

Amortization expenses for the fiscal years ended December 31, 2021 and December 31,2020 was $214,052 and $0 respectively.

## 6. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common stock**

The Company is authorized to issue two classes of stock to be designated, respectively, Class 1 common stock and Class 2 common stock, par value $1.00 per share. The total number of shares of stock which the Company shall have the authority to issue is 100,000,000. The total number of shares of Class 1 common stock authorized to be issued is 90,000,000 shares, and the total number of shares of Class 2 common stock authorized to be issued is 10,000,000 shares.

If and upon a liquidation of the Company, the holders of Common stock have rights to all available net assets available for distribution on a pro rata basis. Common Stockholders shall have voting rights.

As of December 31, 2021, and December 31, 2020, 13,618,037 common shares and 11,000,000 common shares have been issued and are outstanding, respectively.

## 7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Net Operating Loss | $ (183,630) | $ (16,064) |
| Valuation Allowance | 183,630 | 16,064 |
| **Net Provision for income tax** | $        - | $        - |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Net Operating Loss | $ (199,695) | $ (16,064) |
| Valuation Allowance | 199,695 | 16,064 |
| **Total Deferred Tax Asset** | $        - | $        - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2020, the Company had net operating loss ("NOL") carryforwards of approximately $1,174,675. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

## 8. RELATED PARTY TRANSACTIONS

The Company has determined that key management personnel consisted of executive and non-executive members of the Board of Directors and corporate officers.

As of December 31, 2021 and 2020, amounts due from related parties were $0 and $199,318 respectively.

In 2021 and 2020 intermediate holding company provided consulting services to the Company. During the years ended December 31, 2021 and 2020 the Company incurred $205,403 and $87,739 to the entity, respectively, which is included in sales and marketing and general administrative expenses in the statements of income and comprehensive income.

As of December 31, 2021, and 2020, amounts due to related parties were $29,118 and $0 respectively.

## 9. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through February 25, 2022, which is the issuance date of these financial statements.

The Company is in final stage of negotiations to form a joint venture with travel and Fintech partners in Australia and New Zealand. This joint venture will establish their presence in the South Pacific and provide strong relationships with key tourism authorities and suppliers in that region.

There have been no other events or transactions during this time which would have a material effect on these financial statements.